

September 2, 2010

Elwood G. Norris
Chief Executive Officer
Parametric Sound Corporation
1941 Ramrod Avenue, Suite #100
Henderson, Nevada 89014

       Re: **Parametric Sound Corporation**
            Form 10-12G/A
            Filed August 27, 2010
            File No. 000-54020

Dear Mr. Norris:

We have reviewed your response letter dated August 27, 2010 and your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 1. Basis of Accounting, page F-24

1. Please disclose that the financial statements reflect all normal recurring adjustments which are necessary to present fairly the results for the interim periods presented. Otherwise, describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments.

*   *   *   *

Mr. Elwood G. Norris
Parametric Sound Corporation
September 2, 2010
Page 2

   Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

          Sincerely,

          Larry Spirgel
          Assistant Director

cc: Via facsimile to (435) 628-1610
   Joshua E. Little, Esq.